UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of The LaPorte Savings Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, Indiana 46350

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
LAPORTE, INDIANA
FINANCIAL STATEMENTS
December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
Savings Plan for Employees of The LaPorte Savings Bank
LaPorte, Indiana

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP
Indianapolis, Indiana
June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee
Savings Plan for Employees of The LaPorte Savings Bank
LaPorte, Indiana

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP

South Bend, Indiana
June 26, 2014

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	December 31,
	2014	2013
ASSETS
Participant-directed investments, at fair value (Note 4)	$5,441,766	$5,041,791

Receivables:

Notes receivable from participants	130,319	137,554

Net assets, reflecting all investments at fair value	5,572,085	5,179,345

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,027)	(1,797)

NET ASSETS AVAILABLE FOR BENEFITS	$5,567,058	$5,177,548

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2014

For the Year Ended December 31, 2014
Additions to net assets attributed to:
Dividend and interest income	$173,713

Interest income from notes receivable from participants	5,854

Net appreciation in fair value of investments (Note 4)	274,238

Contributions:
Employer’s	56,757
Participants’	350,408
Rollover	117,855
525,020

Total additions	978,825

Deductions from net assets attributed to:
Benefits paid to participants	546,267
Administrative expenses	43,048
Total deductions	589,315

Net increase	389,510

Net assets available for benefits:
Beginning of year	5,177,548

End of year	$5,567,058

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of The LaPorte Savings Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all regular full-time and part-time employees of The LaPorte Savings Bank (the “Company” or the “Employer”) who are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  All eligible employees can participate in the Plan on the first day of the quarter following employment.  The Plan does not have a service requirement for participating in the Plan. There is a service requirement to be eligible for Employer contributions, which is the first day of the first quarter following one year of employment. Effective September 1, 2013, the Plan changed record-keepers and custodians from Principal Financial Group to Benefit Plan Administrative Services, Inc (“BPAS”). Plan investments are held by Hand Benefits & Trust, which is a BPAS Company.

Contributions:  Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributes 25% of the first 6% of eligible compensation that a participant contributes to the Plan.  Additional profit sharing amounts may be contributed at the option of the Company.  No profit sharing contribution was authorized for the 2014 Plan year.  Contributions are subject to certain limitations.  Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan.  The Plan includes an automatic deferral amount of 6% of eligible compensation for new or re-hired participants.  In addition, the new or re-hired participant is set to auto-escalate the deferral amount by 1% annually until the deferral rate equals 10%. Participants who do not wish to be automatically enrolled in the auto-escalate feature may elect not to defer or to defer another percentage.  Participants may complete an In-Plan conversion of their vested account balances from pre-tax contributions to post-tax contributions, which would then be considered taxable income to the participant at the time of conversion.  Participants may not convert notes receivable amounts from pre-tax contributions to post-tax contributions.  The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions.  Catch-up contributions are 401(k) elective deferral contributions in excess of any limit on such contributions under the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of employer matching contributions. Each participant’s account is charged with his or her withdrawals and an allocation of expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability:  A participant, or their beneficiary, is entitled to 100% of his or her vested account balance upon retirement, death, or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at the rate of 20% per year, resulting in 100% vesting after five years.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balances resulting from rollover contributions at any time.  A participant who has attained age 59 ½ may withdraw vested account balances resulting from participant or employer contributions at any time.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.  A participant, who has been an active participant for at least five years, may withdraw their vested account balances that were converted to post-tax contributions at any time.

Notes Receivable from Participants:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The notes receivable from participants are secured by the balance in the participant’s account and bear interest at rates that are commensurate with national prevailing rates as determined by the Plan administrator, currently Prime + 1%.  Principal and interest are paid through payroll deductions.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

Forfeitures:  Forfeitures of employer matching contributions can be used to offset future employer matching contributions or administrative expenses of the Plan or may be redistributed to current participants based upon their relative wages as a discretionary contribution by the Company.

Investment Management Expense:  Investment management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and included in the investment income (loss) reported by the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Investments:  The Plan has a significant concentration of investments in LaPorte Bancorp, Inc. common stock.  Therefore, the Plan’s investment performance is significantly affected by the performance of LaPorte Bancorp, Inc.

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 4 – INVESTMENTS

The following presents the fair values of investments held by the Plan:

	December 31,
	2014		2013
Mutual Funds:
Principal Glbl Div Income Inst Fund	$19,845		$13,957
Principal Real Estate Sec Inst Fund	21,494		14,605
Blackrock Lifepath Index Ret I Fund	320,286	*	296,885	*
Blackrock Lifepath Indx 2020 I Fund	358,299	*	303,003	*
Blackrock Lifepath Indx 2025 I Fund	449,972	*	341,083	*
Blackrock Lifepath Indx 2030 I Fund	407,517	*	474,340	*
Blackrock Lifepath Indx 2035 I Fund	60,992		52,130
Blackrock Lifepath Indx 2040 I Fund	109,445		70,355
Blackrock Lifepath Indx 2045 I Fund	89,539		47,815
Blackrock Lifepath Indx 2050 I Fund	15,259		9,661
Blackrock Lifepath Indx 2055 I Fund	3,329		799
American Funds EuroPacific R6 Fund	192,661		203,457
DFA Emerging Mkts Core Equity Fund	22,929		19,465
Goldman Sachs Grth Opps Instl Fund	162,963		285,522	*
Hartford Small Cap Growth Hls Fund	169,046		155,644
Invesco Diversified Dividend Y Fund	362,015	*	187,949
JP Morgan Core Bond R6 Fund	124,758		116,846
Prudential Jennison Growth Z Fund	91,227		90,183
Templeton Global Bond Adv Fund	19,544		17,748
Vanguard 500 Index Admiral Ser	135,599		—
Vanguard 500 Index Signal Fund	—		114,847
Vanguard 500 Mid-Cap Index Admiral	327,350	*	—
Vanguard Mid-Cap Index Signal Fund	—		293,508	*
Vanguard Small-Cap Index Admiral	76,240		—
Vanguard Small-Cap Indx Signal Fund	—		65,029
Vanguard Total Int’l Stock ID Fund	—		12,288
Vanguard Total Int’l Stock Index	17,198		—
	3,557,507		3,187,119
Collective Trusts:
Reliance Trust Company Stable Value Fund Collective Investment Trust Series 25053, contract value $146,653 and $162,935, respectively	151,680		164,732
Common Stock:
LaPorte Bancorp, Inc.	1,732,579	*	1,689,940	*

	$5,441,766		$5,041,791

* Denotes investment that represents 5% or more of the Plan’s net assets in the current or prior year.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

The following table presents the net appreciation (depreciation) in fair value for each of the Plan’s investment categories for the year ended December 31, 2014 (including investments bought, sold, and held during the year):

Mutual Funds	$89,859
Common Stock	184,379
$274,238

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan held units of pooled separate accounts managed by Principal Life Insurance Company, collective trusts managed by Principal Trust Company, and a stable value fund issued by Union Bond and Trust during 2013.  Principal Life Insurance Company, Principal Trust Company, and Union Bond and Trust are affiliates of Principal Financial Group.  Principal Trust Company was the custodian and third-party administrator of the Plan until September 1, 2013 and, therefore, these investments qualified as party-in-interest investments.  The Plan also paid fees to Principal Life Insurance Company, which represented party-in-interest transactions.  The LaPorte Savings Bank is the Plan trustee.  The Plan also holds shares of LaPorte Bancorp, Inc. common stock (Note 4) and recognized dividend income of $22,475 and $24,115 in 2014 and 2013, respectively, from this related-party investment.  Notes receivable from participants held by the Plan also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company. Lakeside Wealth Management Group is a co-fiduciary of the Plan. The Plan pays fees to Lakeside Wealth Management Group for their services, which are party-in-interest transactions. BPAS became the record-keeper on September 1, 2013, and fees paid to BPAS are also party-in-interest transactions. Investment management fees paid to the various investment funds in the Plan are also party-in-interest transactions.

NOTE 6 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 26, 2013 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, Plan management believes that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date. The expiration date of the determination letter is January 31, 2016.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate.  When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following presents the valuation methods and assumptions used by the Plan to estimate the fair values of investments and applies to investments held directly by the Plan as of December 31, 2014 and 2013.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  Investments in LaPorte Bancorp, Inc. (the “Corporation”) common stock are determined by obtaining a quoted price on nationally recognized securities exchanges (level 1 inputs).

Collective Investment Trusts – Stable value fund:  The fair values of participation units in the stable value fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company.  The fund’s objective is the safety and preservation of principal and accumulated interest. For liquidity purposes, the fund may have all or a portion of its assets invested in high-quality money market instruments, investment companies, and collective investment trusts that meet the investment objectives.  The stable value fund provides for daily redemptions by the Plan with no advance notice requirements and has redemption prices that are determined by the fund’s net asset value per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

Investments measured at fair value on a recurring basis are summarized below. There were no transfers between levels during 2014 or 2013.

	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Mutual funds:
Bonds	$164,148	$—
Fixed Income	21,494	—
International Equity	232,788	—
Large U.S. Equity	588,840	—
Small/Mid U.S. Equity	735,599	—
Target Date - Fixed Income	320,286	—
Target Date - Blended	808,271	—
Target Date - Equities	686,081	—
LaPorte Bancorp, Inc. Common Stock	1,732,579	—
Collective Investment Trusts - Stable Value Fund	—	151,680

	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Mutual funds:
Bonds	$148,551	$—
Fixed Income	14,605	—
International Equity	235,210	—
Large U.S. Equity	392,979	—
Small/Mid U.S. Equity	799,703	—
Target Date - Fixed Income	296,885	—
Target Date - Blended	644,086	—
Target Date - Equities	655,100	—
LaPorte Bancorp, Inc. Common Stock	1,689,940	—
Collective Investment Trusts - Stable Value Fund	—	164,732

(Continued)

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

Name of plan sponsor:	The LaPorte Savings Bank
Employer identification number	35-0461190
Three-digit plan number:	002

(A)	(B)	(C)		(D)	(E)
Party-in-interest investment	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
	Principal Life Insurance Co.	Registered Investment Company Principal Glbl Div Income Inst	1,420 units	**	$19,845
	Principal Life Insurance Co.	Registered Investment Company Principal Real Estate Sec Inst	939 units	**	21,494
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Index Ret I	28,269 units	**	320,286
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2020 I	30,968 units	**	358,299
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2025 I	38,328 units	**	449,972
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2030 I	34,361 units	**	407,517
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2035 I	5,091 units	**	60,992
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2040 I	9,038 units	**	109,445
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2045 I	7,309 units	**	89,539
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2050 I	1,230 units	**	15,259
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2055 I	264 units	**	3,329
	Dimensional Fund Advisors	Registered Investment Company DFA Emerging Mkts Core Equity	1,212 units	**	22,929
	Goldman Sachs Asset Mgmt.	Registered Investment Company Goldman Sachs Grth Opps Instl	5,873 units	**	162,963
	American Funds Service Co.	Registered Investment Company American Funds EuroPacific R6	4,091 units	**	192,661
	Hartford Financial Services	Registered Investment Company Hartford Small Cap Growth Hls	6,048 units	**	169,046
	Invesco AIM Funds	Registered Investment Company Invesco Diversified Dividend Y	19,761 units	**	362,015

*Denotes party-in-interest investment.
**Investment is participant-directed, therefore, historical cost is not required.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(A)	(B)	(C)		(D)	(E)
Party-in-interest investment	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
	JP Morgan Funds	Registered Investment Company JP Morgan Core Bond R6	10,609 units	**	$124,758
	Prudential Fund Services	Registered Investment Company Prudential Jennison Growth Z	3,019 units	**	91,227
	Franklin Templeton Funds	Registered Investment Company Templeton Global Bond Adv	1,575 units	**	19,544
	Vanguard Group	Registered Investment Company Vanguard 500 Index Admiral	714 units	**	135,599
	Vanguard Group	Registered Investment Company Vanguard Mid-Cap Index Admiral	2,140 units	**	327,350
	Vanguard Group	Registered Investment Company Vanguard Small-Cap Indx Admiral	1,365 units	**	76,240
	Vanguard Group	Registered Investment Company Vanguard Total Int’l Stock Index	661 units	**	17,198
	Reliance Trust Company	Common/Collective Trust Reliance Trust Stable Value Fund Collective Investment Trust Series 25053	938 units	**	151,680
*	LaPorte Bancorp, Inc.	Employer Security LaPorte Bancorp, Inc. Common Stock	138,717 units	**	1,732,579
*	Participant Loans	Various maturity dates through September 2019; interest rates ranging from 4.25% to 5.25%		**	130,319
					$5,572,085
*Denotes party-in-interest investment.
**Investment is participant-directed, therefore, historical cost is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf the undersigned herunto duly authorized.

Savings Plan for Employees of The LaPorte Savings Bank

Date:	June 26, 2015	/s/ Debra S. Varnak
Debra S. Varnak
Senior Vice President Human Resources
The LaPorte Savings Bank